UNITED STATES

                         SECURITIES EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 001-11421


                              CUSIP NUMBER: 256669-10-2

      (Check One)  [ ] Form 10-K  [ ] Form 20-F  [X] Form 11-K  [ ] Form 10-Q
                   [ ] Form N-SAR

      For Period Ended:  December 31, 2001

      [ ]  Transition report on Form 10-K
      [ ]  Transition Report on Form 20-F
      [ ]  Transition Report on Form 11-K
      [ ]  Transition Report on Form 10-Q
      [ ]  Transition Report on Form N-SAR
      For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      PART I--REGISTRANT INFORMATION

      Dollar General Corporation
      100 Mission Ridge
      Goodlettsville, TN  37072

      PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III--NARRATIVE

     State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     The Company is awaiting a Consent of Independent Accountants from the accounting firm that audited the Company's financials in the fiscal year prior to the last fiscal year.


      PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Melissa J. Buffington
     Vice President and Chief Administrative Officer, Dollar General Corporation 615-855-5235

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). [ X ] Yes  [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[   ] Yes  [ X ] No



                           Dollar General Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Date:  July 2, 2002            By:  /s/ Melissa J. Buffington
             ------------                 -------------------------
                                          Melissa J. Buffington
                                          Vice President and Chief Adminstrative
                                          Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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